UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
_______________________

SCHEDULE 13D
(Rule 13d-1)

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

ISOFTSTONE HOLDINGS LIMITED
(Name of Issuer)

Ordinary Shares, par value $0.0001
(Title of Class of Securities)

46489B108**
(CUSIP Number)

Ip Kun Wan, Kiril
Managing Director
Direct Investment Department
China Everbright Investment Management Limited
40/F, Far East Finance Centre
16 Harcourt Road, Hong Kong
Tel:  +852 2528 9882
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 26, 2013
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  [  ].

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits.  See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

** This CUSIP number applies to the American Depositary Shares, evidenced by American Depositary Receipts, each representing ten ordinary shares, par value $0.0001 per share. No CUSIP has been assigned to the ordinary shares.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 46489B108	SCHEDULE 13D	Page 2

1	NAME OF REPORTING PERSONS CHINA EVERBRIGHT LIMITED
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION HONG KONG
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 36,731,389
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 36,731,389
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 36,731,389
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒(1)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.5%
14	TYPE OF REPORTING PERSON OO– See Item 3

1
The Reporting Persons may also be deemed to beneficially own 69,718,450 Ordinary Shares of the Issuer beneficially owned by Mr. Tianwen Liu (the “Founder”, as defined below) by reason of the Consortium Agreement and the Framework Agreement (as defined below), which are excluded from the above share amounts and percentages.  See Items 2, 4 and 5.

CUSIP No. 46489B108	SCHEDULE 13D	Page 3

1	NAME OF REPORTING PERSONS CHINA EVERBRIGHT INVESTMENT MANAGEMENT LIMITED
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION HONG KONG
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,842,499
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,842,499
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,842,499
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒(2)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.4%
14	TYPE OF REPORTING PERSON OO, IA– See Item 3

2
The Reporting Persons may also be deemed to beneficially own 69,718,450 Ordinary Shares of the Issuer beneficially owned by Mr. Tianwen Liu (the “Founder”, as defined below) by reason of the Consortium Agreement and the Framework Agreement (as defined below), which are excluded from the above share amounts and percentages.  See Items 2, 4 and 5.

CUSIP No. 46489B108	SCHEDULE 13D	Page 4

1	NAME OF REPORTING PERSONS WINDSOR VENTURE LIMITED
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION BRITISH VIRGIN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 9,412,421
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 9,412,421
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,412,421
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒(3)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.7%
14	TYPE OF REPORTING PERSON OO– See Item 3

3
The Reporting Persons may also be deemed to beneficially own 69,718,450 Ordinary Shares of the Issuer beneficially owned by Mr. Tianwen Liu (the “Founder”, as defined below) by reason of the Consortium Agreement and the Framework Agreement (as defined below), which are excluded from the above share amounts and percentages.  See Items 2, 4 and 5.

CUSIP No. 46489B108	SCHEDULE 13D	Page 5

1	NAME OF REPORTING PERSONS FOREBRIGHT PARTNERS LIMITED
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION BRITISH VIRGIN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 28,888,890
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 28,888,890
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 28,888,890
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒(4)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.1%
14	TYPE OF REPORTING PERSON OO– See Item 3

4
The Reporting Persons may also be deemed to beneficially own 69,718,450 Ordinary Shares of the Issuer beneficially owned by Mr. Tianwen Liu (the “Founder”, as defined below) by reason of the Consortium Agreement and the Framework Agreement (as defined below), which are excluded from the above share amounts and percentages.  See Items 2, 4 and 5.

CUSIP No. 46489B108	SCHEDULE 13D	Page 6

1	NAME OF REPORTING PERSONS CSOF III GP LIMITED
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 28,888,890
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 28,888,890
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 28,888,890
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒(5)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.1%
14	TYPE OF REPORTING PERSON OO– See Item 3

5
The Reporting Persons may also be deemed to beneficially own 69,718,450 Ordinary Shares of the Issuer beneficially owned by Mr. Tianwen Liu (the “Founder”, as defined below) by reason of the Consortium Agreement and the Framework Agreement (as defined below), which are excluded from the above share amounts and percentages.  See Items 2, 4 and 5.

CUSIP No. 46489B108	SCHEDULE 13D	Page 7

1	NAME OF REPORTING PERSONS FOREBRIGHT ADVISORS LIMITED
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION BRITISH VIRGIN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 28,888,890
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 28,888,890
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 28,888,890
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒(6)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.1%
14	TYPE OF REPORTING PERSON OO, IA– See Item 3

6
The Reporting Persons may also be deemed to beneficially own 69,718,450 Ordinary Shares of the Issuer beneficially owned by Mr. Tianwen Liu (the “Founder”, as defined below) by reason of the Consortium Agreement and the Framework Agreement (as defined below), which are excluded from the above share amounts and percentages.  See Items 2, 4 and 5.

CUSIP No. 46489B108	SCHEDULE 13D	Page 8

1	NAME OF REPORTING PERSONS CHINA SPECIAL OPPORTUNITIES FUND III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 19,476,469
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 19,476,469
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,476,469
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒(7)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.4%
14	TYPE OF REPORTING PERSON PN– See Item 3

7
The Reporting Persons may also be deemed to beneficially own 69,718,450 Ordinary Shares of the Issuer beneficially owned by Mr. Tianwen Liu (the “Founder”, as defined below) by reason of the Consortium Agreement and the Framework Agreement (as defined below), which are excluded from the above share amounts and percentages.  See Items 2, 4 and 5.

CUSIP No. 46489B108	SCHEDULE 13D	Page 9

1	NAME OF REPORTING PERSONS ACCURATE GLOBAL LIMITED
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION BRITISH VIRGIN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 19,476,469
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 19,476,469
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,476,469
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒(8)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.4%
14	TYPE OF REPORTING PERSON OO– See Item 3

8
The Reporting Persons may also be deemed to beneficially own 69,718,450 Ordinary Shares of the Issuer beneficially owned by Mr. Tianwen Liu (the “Founder”, as defined below) by reason of the Consortium Agreement and the Framework Agreement (as defined below), which are excluded from the above share amounts and percentages.  See Items 2, 4 and 5.

CUSIP No. 46489B108	SCHEDULE 13D	Page 10

1	NAME OF REPORTING PERSONS ADVANCED ORIENT LIMITED
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION BRITISH VIRGIN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 9,412,421
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 9,412,421
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,412,421
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒(9)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.7%
14	TYPE OF REPORTING PERSON OO– See Item 3

9
The Reporting Persons may also be deemed to beneficially own 69,718,450 Ordinary Shares of the Issuer beneficially owned by Mr. Tianwen Liu (the “Founder”, as defined below) by reason of the Consortium Agreement and the Framework Agreement (as defined below), which are excluded from the above share amounts and percentages.  See Items 2, 4 and 5.

CUSIP No. 46489B108	SCHEDULE 13D	Page 11

1	NAME OF REPORTING PERSONS CHINA EVERBRIGHT GP LIMITED
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,842,499
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,842,499
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,842,499
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒(10)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.4%
14	TYPE OF REPORTING PERSON OO– See Item 3

10
The Reporting Persons may also be deemed to beneficially own 69,718,450 Ordinary Shares of the Issuer beneficially owned by Mr. Tianwen Liu (the “Founder”, as defined below) by reason of the Consortium Agreement and the Framework Agreement (as defined below), which are excluded from the above share amounts and percentages.  See Items 2, 4 and 5.

CUSIP No. 46489B108	SCHEDULE 13D	Page 12

1	NAME OF REPORTING PERSONS CHINA FOREBRIGHT INVESTMENT MANAGEMENT LIMITED
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION HONG KONG
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,842,499
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,842,499
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,842,499
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒(11)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.4%
14	TYPE OF REPORTING PERSON OO, IA– See Item 3

11
The Reporting Persons may also be deemed to beneficially own 69,718,450 Ordinary Shares of the Issuer beneficially owned by Mr. Tianwen Liu (the “Founder”, as defined below) by reason of the Consortium Agreement and the Framework Agreement (as defined below), which are excluded from the above share amounts and percentages.  See Items 2, 4 and 5.

CUSIP No. 46489B108	SCHEDULE 13D	Page 13

1	NAME OF REPORTING PERSONS CHINA SPECIAL OPPORTUNITIES FUND, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,842,499
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,842,499
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,842,499
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒(12)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.4%
14	TYPE OF REPORTING PERSON PN– See Item 3

12
The Reporting Persons may also be deemed to beneficially own 69,718,450 Ordinary Shares of the Issuer beneficially owned by Mr. Tianwen Liu (the “Founder”, as defined below) by reason of the Consortium Agreement and the Framework Agreement (as defined below), which are excluded from the above share amounts and percentages.  See Items 2, 4 and 5.

CUSIP No. 46489B108	SCHEDULE 13D	Page 14

1	NAME OF REPORTING PERSONS CSOF TECHNOLOGY INVESTMENTS LIMITED
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION BRITISH VIRGIN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,842,499
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,842,499
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,842,499
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒(13)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.4%
14	TYPE OF REPORTING PERSON OO– See Item 3

13
The Reporting Persons may also be deemed to beneficially own 69,718,450 Ordinary Shares of the Issuer beneficially owned by Mr. Tianwen Liu (the “Founder”, as defined below) by reason of the Consortium Agreement and the Framework Agreement (as defined below), which are excluded from the above share amounts and percentages.  See Items 2, 4 and 5.

CUSIP No. 46489B108	SCHEDULE 13D	Page 15

Item 1.	Security and Issuer

This Amendment No. 1 (this “Amendment”) amends and supplements the Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission on June 17, 2013 with respect to iSoftStone Holdings Limited (the “Issuer”), as amended and supplemented, this “Statement”).

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 is hereby amended as follows:

No Ordinary Shares were purchased by the Reporting Person in connection with the Transaction (as defined below) giving rise to the filing of this Schedule 13D and thus no funds were used by the Reporting Person for such purpose.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended and restated in its entirety as follows.

The Reporting Persons originally acquired the Ordinary Shares and the ADSs for investment purposes.

Tianwen Liu (the “Founder”) and ChinaAMC Capital Management Limited (the “Sponsor”)  formed a consortium (the “Consortium”) on June 6, 2013, pursuant to a Consortium Agreement, to undertake a transaction to acquire the Issuer, which would result in the delisting of the Issuer from NYSE and the deregistration of the Issuer under the United States Securities Act of 1934 (the “Transaction”).  As publicly disclosed on that Schedule 13D, on the same day, the Sponsor and the Founder submitted a non-binding proposal to the Issuer’s board of directors  proposing to acquire all of the Ordinary Shares and ADSs not already owned by the Founder, his affiliates or certain shareholders that may choose to roll over their Ordinary Shares for cash consideration equal to US$0.585 per Ordinary Share or US$5.85 per ADS.

On July 5, 2013, Accurate Global, Advanced Orient and CSOF Technology Investments (the “Everbright Entities”) expressed an interest in pursuing the Transaction together with the Sponsor.  On July 24, 2013, the Everbright Entities entered into a framework agreement (the “Framework Agreement”) with the Sponsor pursuant to which they agreed to participate in the Transaction.  Pursuant to the Framework Agreement, the Sponsor and the Everbright Entities agreed, among other things, that the Everbright Entities would (i) participate in the Transaction together with the Sponsor, provided that (x) the Everbright Entities acknowledged and agreed that Mr. Liu and the Sponsor shall take the lead in evaluating, structuring and negotiating the Transaction and the terms of the definitive agreements with respect to the Transaction and (y) the Sponsor agreed that the terms of the definitive agreements with respect to the Transaction shall be approved by each of the Sponsor, Mr. Liu and the Everbright Entities; (ii) subject to Everbright Entities' agreement to the terms of the definitive agreements of the Transaction, the transfer, contribute, or cause to be transferred or contributed, to Parent all the Ordinary Shares beneficially owned by the

CUSIP No. 46489B108	SCHEDULE 13D	Page 16

Everbright Entities or their respective affiliates in exchange for equity of Parent, or have all the Ordinary Shares beneficially owned by the Everbright Entities or their respective affiliates cancelled for nil consideration and subscribe, or cause its affiliates to subscribe, for equity of Parent; and (iii) deal exclusively with the Consortium with respect to the Transaction for a period beginning on the date thereof and ending on the earlier of (x) the expiry of the exclusivity period in the Consortium Agreement, and (y) the date that is 12 months thereafter (subject to certain exceptions set forth therein).

If the Transaction is completed, the Issuer’s ADSs would become eligible for termination of registration pursuant to Section 12(g)(4) of the Act and would be delisted from the New York Stock Exchange.  No assurance can be given that any definitive agreement or any transaction relating to a proposed Transaction will be entered into or be consummated.  The Reporting Persons reserve their right to change their plans and intentions in connection with any of the actions discussed in this Item 4. Any action taken by the Reporting Persons may be effected at any time or from time to time, subject to any applicable limitations imposed thereon by any applicable laws and the terms of the Framework Agreement.

As part of the Reporting Persons’ continuing evaluation of, and preservation of the value of their investment in the Ordinary Shares and ADSs of the Issuer, subject to the terms of the Framework Agreement, the Reporting Persons may from time to time (i) engage in discussions with certain persons, including, without limitation, management or representatives of the Issuer, members of the Board, other shareholders of the Issuer and other relevant parties, concerning matters with respect to the Reporting Persons' investment in the Ordinary Shares and ADSs, including, without limitation, the business, operations, governance, management, strategy and future plans of the Issuer and (ii) write letters to, and respond to inquiries from, various parties including, without limitation, the Board, management or representatives, other shareholders and other persons or entities regarding the Issuer’s affairs.

Depending on various factors, including, without limitations, the Issuer’s financial position and strategic direction, actions taken by the Board, price levels of the Ordinary Shares and ADSs, other investment opportunities available to the Reporting Persons, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate, including changing their current intentions, with respect to any or all matters referred to in this Item 4 of the Statement. Subject to the terms of the Framework Agreement, the Reporting Persons may, from time to time, acquire or cause affiliates to acquire additional Ordinary Shares and ADSs, dispose of some or all of their Ordinary Shares and ADSs, engage in short−selling or hedging or similar transactions with respect to the Ordinary Shares and ADSs, and/or continue to hold Ordinary Shares and ADSs.  Except as set forth herein, or as would occur upon completion of any of the matters discussed herein, the Reporting Persons have no present plan or proposal that would relate to or would result in any of the matters set forth in subparagraphs (a) – (j) of Item 4 of Schedule 13D of the Exchange Act.

CUSIP No. 46489B108	SCHEDULE 13D	Page 17

Item 5.	Interest in Securities of the Issuer.

The first two paragraphs of Item 5 are hereby amended and restated in their entirety as set forth below.

The following disclosure assumes that there are 584,489,495 Ordinary Shares outstanding as of July 26, 2013 as provided by the Issuer.

By virtue of relationships reported in Item 2, each Reporting Person may be deemed to have shared voting and dispositive power with respect to 36,731,389 Ordinary Shares beneficially owned by CSOF Technology Investments, Accurate Global and Advanced Orient which, based on calculations made in accordance with Rule 13d-3 promulgated under Section 13(d) of the Exchange Act, constitutes approximately 6.5% of the outstanding Ordinary Shares.  Neither the filing of this Statement nor any of its contents shall be deemed to constitute an admission by any Reporting Person (other than CSOF Technology Investments, Accurate Global and Advanced Orient, to the extent of their respective pecuniary interest therein) that it is the beneficial owner of any Ordinary Shares or the ADSs for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.  Each Reporting person hereby disclaims membership in a “group” (within the meaning of Rule 13(d)-5 of the Exchange Act) with any other Reporting Person or any other person.

Item 5 is hereby supplemented as follows.

Although the Reporting Persons are not parties to the Consortium Agreement and the Founder is not a party to the Framework Agreement, the Reporting Person may be deemed to constitute a “group” within the meaning of Rule 13d-5(b) under the Act by reason of the Consortium Agreement, the Framework Agreement and the Founder’s consent to the Everbright Entities participating in the Transaction together with the Sponsor, and as a result the Reporting Persons may be deemed to beneficially own the  69,718,450 Ordinary Shares beneficially owned by the Founder.  The Reporting Persons expressly disclaim beneficial ownership of any Ordinary Shares or other Issuer securities beneficially owned by the Founder, and do not affirm membership in a “group” (within the meaning of Rule 13d-5(b) under the Act) with the Founder, and this Schedule 13D shall not be construed as acknowledging that the Reporting Persons beneficially own any Ordinary Shares or other securities directly or indirectly held by the Founder or are members of a group with the Founder.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby supplemented as follows.

The descriptions of the principal terms of the Framework Agreement under Item 4 are incorporated herein by reference in their entirety.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby supplemented by adding the following exhibits.

CUSIP No. 46489B108	SCHEDULE 13D	Page 18

Exhibit 4	Framework Agreement, dated as of July 24, 2013 by and among ChinaAMC Capital Management Limited, Accurate Global Limited, Advanced Orient Limited and CSOF Technology Investments Limited

CUSIP No. 46489B108	SCHEDULE 13D	Page 19

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: July 26, 2013

China Everbright Limited

By:	/s/ Tang Chi Chun, Richard
Name: Tang Chi Chun, Richard
Title: Authorized Signatory

China Everbright Investment Management Limited

By:	/s/ Ip Kun Wan
Name: Ip Kun Wan
Title: Authorized Signatory

Windsor Venture Limited

By:	/s/ Tang Chi Chun, Richard
Name: Tang Chi Chun, Richard
Title: Authorized Signatory

Forebright Partners Limited

By:	/s/ Ip Kun Wan
Name: Ip Kun Wan
Title: Authorized Signatory

Signature page

CUSIP No. 46489B108	SCHEDULE 13D	Page 20

CSOF III GP Limited

By:	/s/ Ip Kun Wan
Name: Ip Kun Wan
Title: Authorized Signatory

Forebright Advisors Limited

By:	/s/ Ip Kun Wan
Name: Ip Kun Wan
Title: Authorized Signatory

China Special Opportunities Fund III, L.P.
By CSOF III GP Limited, its general partner

By:	/s/ Ip Kun Wan
Name: Ip Kun Wan
Title: Authorized Signatory

Accurate Global Limited

By:	/s/ Ip Kun Wan
Name: Ip Kun Wan
Title: Authorized Signatory

Advanced Orient Limited

By:	/s/ Tang Chi Chun, Richard
Name: Tang Chi Chun, Richard
Title: Authorized Signatory

Signature page

CUSIP No. 46489B108	SCHEDULE 13D	Page 21

China Everbright GP Limited

By:	/s/ Ip Kun Wan
Name: Ip Kun Wan
Title: Authorized Signatory

China Forebright Investment Management Limited

By:	/s/ Ip Kun Wan
Name: Ip Kun Wan
Title: Authorized Signatory

China Special Opportunities Fund, L.P.
By China Everbright GP Limited, its general partner

By:	/s/ Ip Kun Wan
Name: Ip Kun Wan
Title: Authorized Signatory

CSOF Technology Investments Limited

By:	/s/ Ip Kun Wan
Name: Ip Kun Wan
Title: Authorized Signatory

Signature page